09045117

RECEIVED

2009 JAN 13 A 11:19

**Reliance Capital Limited**
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 10, 2009

**Mr. Paul M. Dudek**
**Securities and Exchange Commission**
**Division of Corporate Finance**
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

| Sl.no. | Document | Regulation | Filed with |
|---|---|---|---|
| 1. | Distribution of shareholding for the quarter ended December 31, 2008 | Clause 35 of the listing agreement | BSE & NSE |
| 2. | Corporate Governance report for the quarter ended December 31, 2008 | Clause 49 of the listing agreement | BSE & NSE |
| 3. | Free Float Indices for the quarter ended December 31, 2008 | BSE requirement | BSE |

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
JAN 16 2009
THOMSON REUTERS

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

Encls: a/a

1/14

**Reliance Capital Limited**
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 9, 2009

**Mr. Naresh Pandya**
**DCS - CRD**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**BSE Scrip Code: 500111**

**The Manager**
**Listing Department**
**The National Stock Exchange of India**
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

**NSE Scrip Symbol: RELCAPITAL**

Dear Sir,

**Sub. : Compliance under Clause 35 of the Listing Agreement**

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended December 31, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

Encl: a/a

## I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

**Name of the Company: RELIANCE CAPITAL LIMITED**

**BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL** | **As on : December 31, 2008**

| Category Code | Category of Shareholder | No of Shareholders | Total No of Shares | Number of shares held in dematerilised Form | Total Shareholding as percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B) | As a percentage of (A+B+C) |
| (A) | **Shareholding of Promoter and Promoter Group** | | | | | |
| (1) | **Indian** | | | | | |
| (a) | Individuals/Hindu Undivided Family | 12 | 11 65 983 | 11 65 978 | 0.48 | 0.47 |
| (b) | Central Government/State Governments | - | - | - | - | - |
| (c) | Bodies Corporate | 6 | 13 02 16 291 | 13 02 16 289 | 53.37 | 53.01 |
| (d) | Financial Institutions/Banks | - | - | - | - | - |
| (e) | Any Other (Specify) | | | | | |
| | **Sub -Total (A)(1)** | **18** | **13 13 82 274** | **13 13 82 267** | **53.85** | **53.49** |
| (2) | **Foreign** | | | | | |
| (a) | Individuals(Non-Resident Individuals/Foreign Individuals) | - | - | - | - | - |
| (b) | Bodies Corporate | - | - | - | - | - |
| (c) | Institutions | - | - | - | - | - |
| (d) | Any Other (Specify) | - | - | - | - | - |
| | **Sub -Total (A)(2)** | - | - | - | - | - |
| | **Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)** | **18** | **13 13 82 274** | **13 13 82 267** | **53.85** | **53.49** |
| (B) | **Public Shareholding** | | | | | |
| (1) | **Institutions** | | | | | |
| (a) | Mutual Funds /UTI | 226 | 15 05 003 | 14 37 621 | 0.62 | 0.61 |
| (b) | Financial Institutions/Banks | 351 | 1 74 140 | 1 57 483 | 0.07 | 0.07 |
| (c) | Central Government/State Governments | 52 | 52 971 | 2 812 | 0.02 | 0.02 |
| (d) | Venture Capital Funds | - | - | - | - | - |
| (e) | Insurance Companies | 16 | 68 18 116 | 68 17 936 | 2.79 | 2.78 |
| (f) | Foreign Institutional Investors | 533 | 5 90 88 691 | 5 90 82 627 | 24.22 | 24.06 |
| (g) | Foreign Venture Capital Investors | - | - | - | - | - |
| (h) | Any Other (Specify) | | | | | |
| | **Sub -Total (B)(1)** | **1 178** | **6 76 38 921** | **6 74 98 479** | **27.72** | **27.54** |
| (2) | **Non-Institutions** | | | | | |
| (a) | Bodies Corporate | 7 091 | 82 60 021 | 81 76 526 | 3.39 | 3.36 |
| (b) | i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh. | 13 38 620 | 3 20 88 058 | 2 55 89 457 | 13.15 | 13.06 |
| | ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh. | 58 | 34 78 012 | 34 55 512 | 1.43 | 1.42 |
| (c) | Any Other (Specify) | | | | | |
| 1 | NRIs/OCBs | 16 419 | 11 43 093 | 8 51 111 | 0.47 | 0.47 |
| | **Sub -Total (B)(2)** | **13 62 188** | **4 49 69 184** | **3 80 72 606** | **18.43** | **18.31** |
| | **Total Public Shareholding B=(B)(1)+(B)(2)** | **13 63 366** | **11 26 08 105** | **10 55 71 085** | **46.15** | **45.84** |
| | **TOTAL (A) +(B)** | **13 63 384** | **24 39 90 379** | **23 69 53 352** | **100.00** | **99.33** |
| (C) | **Shares held by Custodians and against which Depository Receipts have been issued** | **1** | **16 42 421** | **16 42 421** | - | **0.67** |
| | **GRAND TOTAL (A)+(B)+(C)** | **13 63 385** | **24 56 32 800** | **23 85 95 773** | **100.00** | **100.00** |

RELIANCE CAPITAL LIMITED

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter**

| Sr No | Name of the shareholder | No of shares | Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | AAA Enterprises Private Limited | 12 63 89 839 | 51.45 |
| 1 | Sonata Investments Limited | 32 50 000 | 1.32 |
| 2 | Reliance Innoventures Private Limited | 5 76 450 | 0.23 |
| 3 | Kokila D. Ambani | 5 45 126 | 0.22 |
| 4 | Anil D. Ambani | 2 73 891 | 0.11 |
| 5 | Tina A Ambani | 2 63 474 | 0.11 |
| 6 | Jaianmol A. Ambani | 83 487 | 0.03 |
| 7 | Jaianshul A. Ambani | 5 | 0.00 |
| 8 | Hansdhwani Trading Company Pvt Ltd | 2 | 0.00 |
| | **TOTAL** | **13 13 82 274** | **53.49** |

RELIANCE CAPITAL LIMITED

*I(c)* **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

| Sr No | Name of the shareholder | No of shares | Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | Quantum (M) Limited | 1 04 20 439 | 4.24 |
| 2 | Janus Overseas Fund. | 94 59 552 | 3.85 |
| 3 | J.P. Morgan | 71 34 154 | 2.90 |
| 4 | Life Insurance Corporation of India | 63 67 554 | 2.59 |
| 5 | International Growth Portfolio | 31 22 857 | 1.27 |
| 6 | Janus Adviser International Growth Fund | 28 51 288 | 1.16 |
| 7 | Vanguard | 26 56 976 | 1.08 |
| | **TOTAL** | **4 20 12 820** | **17.10** |

RELIANCE CAPITAL LIMITED

I(d) **Statement showing details of locked -in shares**

| Sr No | Name of the shareholder | Category of Shareholders (Promoters/Public) | No of locked-in shares | Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|---|
| 1 | Nil | - | 0 | 0.00 |
| | TOTAL | | 0 | 0.00 |


RELIANCE CAPITAL LIMITED

II(a) **Statement showing details of Depository Receipts (DRs)**

| Sr No | Type of outstanding DR (ADRs,GDRs, SDRs,etc.) | Number of outstanding DRs | No of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|---|
| 1 | GDRs | 16 42 421 | 16 42 421 | 0.67 |
| | **TOTAL** | | **16 42 421** | **0.67** |

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

| Sr No | Name of the DR Holder | Type of outstanding DR (ADRs,GRDs, SDRs,etc.) | No of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|---|
| 1 | Nil | | - | - |
| | TOTAL | | - | - |



RELIANCE CAPITAL LIMITED

**Reliance Capital Limited**
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 9, 2009

**Mr. Naresh Pandya**
**DCS - CRD**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**The Manager**
**Listing Department**
**The National Stock Exchange of India**
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

**BSE Scrip Code: 500111**

**NSE Scrip Symbol: RELCAPITAL**

Dear Sir,

**Sub: Quarterly Compliance Report on Corporate Governance for the quarter ended December 31, 2008 under Clause 49 of the Listing Agreement**

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended December 31, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

09 JAN

# Reliance Capital Limited

## Report on Corporate Governance for the quarter ended December 31, 2008

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Board of Directors** | 49 1 | YES | |
| (A) Composition of Board | 49 (IA) | YES | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | YES | |
| (C) Other provisions as to Board and Committees | 49 (IC) | YES | |
| (D) Code of Conduct | 49 (ID) | YES | |
| **II. Audit Committee** | 49 (II) | YES | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | YES | |
| (B) Meeting of Audit Committee | 49 (IIB) | YES | |
| (C) Powers of Audit Committee | 49 (IIC) | YES | |
| (D) Role of Audit Committee | 49 II(D) | YES | |
| (E) Review of Information by Audit Committee | 49 (IIE) | YES | |
| **III. Subsidiary Companies** | 49 (III) | YES | |
| **IV. Disclosures** | 49 (IV) | YES | |
| (A) Basis of related party transactions | 49 (IV A) | YES | |
| (B) Disclosure of Accounting Treatment | 49 (IV B) | YES | |
| (C) Board Disclosures | 49 (IV C) | YES | |
| (D) Proceeds from public issues, rights issues, preferential issues etc. | 49 (IV D) | YES | |
| (E) Remuneration of Directors | 49 (IV E) | YES | |
| (F) Management | 49 (IV F) | YES | |
| (G) Shareholders | 49 (IV G) | YES | |
| V. CEO/CFO Certification | 49 (V) | YES | Annual certification for 2008-2009, will be duly complied with. |
| VI. Report on Corporate Governance | 49 (VI) | YES | Report for the financial year ended March 31, 2009 will be complied in the 23rd Annual report 2008-09. |
| VII. Compliance | 49 (VII) | YES | |

For **RELIANCE CAPITAL LIMITED**

[signature]

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

**Reliance Capital Limited**
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 9, 2009

**The Secretary**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**BSE Scrip Code : 500111**

Dear Sir,

**Ref: Free Float Indices**
**Sub: Shareholding pattern as on December 31, 2008**

Enclosed please find the details of the Shareholding pattern of our Company as on December 31, 2008 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

BOMBAY STOCK EXCHANGE LTD
INWARD SECTION
09 JAN 2009
CONTENTS NOT VERIFIED
SIGN.

Encl.: a/a

# FORM A

## SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

### Name of the Company : RELIANCE CAPITAL LIMITED

| Category Code | Category | No.of Shares Held | % of Shareholding |
|---|---|---|---|
| | Scrip Code - 500111 | Quarter Ended | 31-Dec-08 |
| I | **CONTROLLING/STRATEGIC HOLDINGS** | | |
| A | **BASED IN INDIA** | | |
| 1 | Indian Individuals/HUFs & Relatives | 11 65 983 | 0.47 |
| 2 | Indian Corporate Bodies/ Trusts/ Partnerships | 12 69 66 291 | 51.69 |
| 3 | Persons Acting in Concert (also include Suppliers/ Customers) | 32 50 000 | 1.32 |
| 4 | Other Directors & Relatives (other than in 1 above) | 0 | 0.00 |
| 5 | Employee Welfare Trusts/ESOPs (already converted into shares but locked in) | 0 | 0.00 |
| 6 | Banks/Financial Institutions | 0 | 0.00 |
| 7 | Central/ State Govt. | 0 | 0.00 |
| 8 | Central/ State Govt. Institutions | 0 | 0.00 |
| 9 | Venture Funds/ Private Equity Funds | 0 | 0.00 |
| | **Sub Total A** | **13 13 82 274** | **53.49** |
| B | **BASED OVERSEAS** | | |
| 10 | Foreign Individuals (including FDI) | 0 | 0.00 |
| 11 | Foreign Corporate Bodies (including FDI) | 0 | 0.00 |
| 12 | Non Resident Indians (Individuals) | 0 | 0.00 |
| 13 | Non Resident Indian Corporate Bodies | 0 | 0.00 |
| | **Sub Total B** | **0** | **0.00** |
| C | **GDRs/ADRs/ ADSs** | 0 | 0.00 |
| | **Sub Total C** | **0** | **0.00** |
| D | **OTHERS (Please specify here________** | 0 | 0.00 |
| | **Sub Total D** | **0** | **0.00** |
| E | **ANY OTHER SHARES LOCKED-IN (except covered above)** | 0 | 0.00 |
| | **Sub Total E** | **0** | **0.00** |
| | **Sub Total I** | **13 13 82 274** | **53.49** |

**....contd**

| II | FREE FLOAT | No.of Shares Held | % of Shareholding |
|---|---|---|---|
| | | | |
| A | **BASED IN INDIA** | | |
| 1 | Indian Individuals/HUFs | 3 55 54 696 | 14.47 |
| 2 | Indian Corporate Bodies/Trusts/Partnerships | 82 60 021 | 3.36 |
| 3 | Independent Directors & Relatives | 8500 | 0.00 |
| 4 | Present Employees | 2874 | 0.00 |
| 5 | Banks/Financial Institutions | 174140 | 0.07 |
| 6 | Central/State Govt. | 52971 | 0.02 |
| 7 | Central/ State Govt. Institutions | 0 | 0.00 |
| 8 | Insurance Companies | 6818116 | 2.78 |
| 9 | Mutual Funds | 1505003 | 0.61 |
| 10 | Venture Funds/ Private Equity Funds | 0 | 0.00 |
| 11 | Customers | 0 | 0.00 |
| 12 | Suppliers | 0 | 0.00 |
| | **Sub Total A** | **5 23 76 321** | **21.32** |
| | | | |
| B | **BASED OVERSEAS** | | |
| 13 | Foreign Individuals | 0 | 0.00 |
| 14 | Foreign Corporate Bodies | 13 929 | 0.01 |
| 15 | Foreign Institutional Investors (SEBI-registered) | 5 90 88 691 | 24.06 |
| 16 | Non Resident Indians (Individuals) | 11 29 164 | 0.46 |
| 17 | Non Resident Indian Corporate Bodies | 0 | 0.00 |
| | **Sub Total B** | **6 02 31 784** | **24.52** |
| | | | |
| C | **GDRs/ADRs/ADSs** | 1642421 | 0.67 |
| | **Sub Total C** | **1642421** | **0.67** |
| | | | |
| D | **OTHERS (Please specify here)** | 0 | 0.00 |
| | **Sub Total D** | **0** | **0.00** |
| | | | |
| | **Sub Total II** | **11 42 50 526** | **46.51** |
| | | | |
| | **Grand Total** | **24 56 32 800** | **100.00** |

| BROAD SUMMARY OF HOLDINGS | No.of Shares Held | % of Shareholding |
|---|---|---|
| Total Controlling/ Strategic Holdings | 13 13 82 274 | 53.49 |
| Total Free-float | 11 42 50 526 | 46.51 |
| **Grand Total** | **24 56 32 800** | **100.00** |

| SUMMARY OF DOMESTIC/FOREIGN HOLDINGS | No.of Shares Held | % of Shareholding |
|---|---|---|
| Total Domestic Holding | 18 37 58 595 | 74.81 |
| Total Foreign Holding | 6 18 74 205 | 25.19 |
| **Grand Total** | **24 56 32 800** | **100.00** |

FORM B

# CONTROLLING/STRATEGIC HOLDERS
## (Include every single holder and list them Categorywise)

| | Name of the Company : RELIANCE CAPITAL LIMITED | | | |
|---|---|---|---|---|
| | Scrip Code | 500111 | Quarter Ended | 31-Dec-08 |
| Sl.No. | Holders Name | No.of Shares Held | % of Shareholding | Category Code |
| 1 | AAA Enterprises Private Limited | 12 63 89 839 | 51.45 | I-A-2 |
| 2 | Sonata Investments Limited | 32 50 000 | 1.32 | I-A-3 |
| 3 | Reliance Innoventures Private Limited | 5 76 450 | 0.23 | I-A-2 |
| 4 | Kokila D. Ambani | 5 45 126 | 0.22 | I-A-1 |
| 5 | Anil D. Ambani | 2 73 891 | 0.11 | I-A-1 |
| 6 | Tina A Ambani | 2 63 474 | 0.11 | I-A-1 |
| 8 | Jaianmol A. Ambani | 83 487 | 0.03 | I-A-1 |
| 9 | Jaianshul A. Ambani | 5 | 0.00 | I-A-1 |
| 10 | Hansdhwani Trading Company Private Limited | 2 | 0.00 | I-A-2 |
| | **Total** | **13 13 82 274** | **53.49** | |

**FORM C**

# FREE-FLOAT HOLDERS
# DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
# (List holders Categorywise)

| | Name of the Company : RELIANCE CAPITAL LIMITED | | | | |
|---|---|---|---|---|---|
| | Scrip Code | 500111 | | Quarter Ended | 31-Dec-08 |
| Sl.No. | Holders Name | No.of Shares Held | % of Shareholding | Category Code | Relationship, if any with anyone in I |
| 1 | Janus Overseas Fund. | 1 23 10 880 | 5.01 | II-B-15 | NIL |
| 2 | Quantum (M) Limited | 1 04 20 439 | 4.24 | II-B-15 | NIL |
| 3 | J.P. Morgan | 71 34 154 | 2.90 | II-B-15 | NIL |
| 4 | Life Insurance Corporation Of India | 63 67 554 | 2.59 | II-A-08 | NIL |
| 5 | International Growth Portfolio | 31 22 857 | 1.27 | II-B-15 | NIL |
| 6 | Vanguard | 26 56 976 | 1.08 | II-B-15 | NIL |
| | Total | 4 20 12 860 | 17.10 | | |

END